FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending January 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

Notification of Transactions of Directors, Persons Discharging
Managerial Responsibility or Connected Persons

This announcement supplements the announcements released on 7 October 2011 at 18.10  and 11 July 2011 at 18.01.

The Administrators of the GlaxoSmithKline 2009 Deferred Annual Bonus Plan (the "Plan") notified the Company and the under-mentioned persons on 7 October 2011 and on 11 July 2011 of an increase in their notional interests in Ordinary shares and ADRs following the reinvestment of dividends paid to shareholders on 6 October 2011 and 7 July 2011 respectively.

PDMR	Number of Ordinary shares acquired on 7th July 2011 at a price of 1359.50 pence per Ordinary share		Number of Ordinary shares acquired on 6th October 2011 at a price of 1345 pence per Ordinary share
	Personal Element	Matching Element	Personal Element	Matching Element
Sir Andrew Witty	301	301	308	308
Mr S M Bicknell	79	79	-	-
Mr D S Redfern	89	89	-	-
Ms C Thomas	19	19	-	-
Dr P J T Vallance	177	177	-	-
	Number of ADRs acquired on 7th July 2011 at a price of $43.59 per ADR		Number of ADRs acquired on 6th October 2011 at a price of $41.83 per ADR
	Personal Element	Matching Element	Personal Element	Matching Element
Mrs D P Connelly	45	45	-	-
Dr M M Slaoui	226	226	-	-
Mr D E Troy	113	113	-	-

The notional dividends accrued will be paid out in proportion to the percentage of the participant's deferred annual bonus holdings that will vest following the end of the relevant three year measurement period.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

16 January 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: January 16, 2012

By: VICTORIA WHYTE
------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc